

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Ora T. Fisher, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025-3656

> **Re:** **Symmetricom, Inc.**
> **Schedule 14D-9**
> **Filed October 28, 2013**
> **File No. 005-18401**

Dear Ms. Fisher:

We have limited our review of the above filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information. If you do not believe our comments apply to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

<u>Potential Payments Upon a Termination, page 10</u>

1.   Please provide the disclosure required by Item 1011(b) of Regulation M-A. Refer to Item 8 of Schedule 14D-9.

<u>Appraisal Rights. Page 34</u>

2.   We note the disclosure stating that a shareholder must deliver the written demand for appraisal of Shares "within the later of the consummation of the Offer and November 18, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement. Please also clarify whether the failure to deliver the

written demand for appraisal rights prior to this time will result in a waiver of appraisal rights.

Company Projected Financial Information, page 42

3.   This section includes non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions